                                                                       Exhibit 1
                         (CANWEST MEDIAWORKS(TM) LOGO)
                         inform, enlighten, entertain.

                                  NEWS RELEASE

For Immediate Release
October 2, 2006

      CANWEST MEDIAWORKS TO SELL ITS RADIO STATIONS TO CORUS ENTERTAINMENT

                  Expects to receive approximately $15 million

TORONTO - CanWest MediaWorks Inc. announced today that it had entered into an agreement with Corus Entertainment Inc. for the sale of its two existing radio stations in Canada - 99.1 Cool FM in Winnipeg, Manitoba and 91.5 The Beat FM in Kitchener, Ontario - for an aggregate cash price of approximately $15 million, subject to certain customary price adjustments based upon the stations' financial position at the completion date. Completion of the transaction is conditional upon the purchaser obtaining CRTC and any other necessary regulatory approvals.

Peter Viner, President and Chief Executive Officer of the Company's Canadian operations, noted, "Despite considerable efforts, the Company has not established, either through the award of additional radio licences by the CRTC or by acquisition, a sufficient presence in the Canadian radio market to achieve the economies of scale necessary for success in this highly competitive business. In light of that, the Company determined that its capital would be better deployed in higher growth opportunities and in supporting its core business requirements."

CanWest MediaWorks Inc. is a wholly-owned subsidiary of CanWest Global Communications Corp, (CanWest) (NYSE: CWG; TSX: CGS and CGS.A, www.canwestglobal.com). CanWest, an international media company, is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia, Singapore, Indonesia, Malaysia, Turkey, the United States and the United Kingdom.


For further information, contact:

Betsy Chaly
Director, Corporate Communications
416-442-3807
bchaly@canwest.com